UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14141

AVIATION COMMUNICATION &

SURVEILLANCE SYSTEMS 401(K) PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Avenue

New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

Index to Financial Statements and Supplemental Schedule

Pages
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	4

Notes to Financial Statements	5-12

Supplemental Schedule:

Schedule H, line 4i* – Schedule of Assets (Held at End of Year)	13

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2014.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

the Aviation Communication & Surveillance Systems 401(k) Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statements of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communication & Surveillance Systems 401(k) Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 25, 2015

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

(in thousands)

	2014	2013
Assets:
Investment in Master Trust, at fair value	$42,248	$37,624
Receivables:
Employer contribution	120	112
Participant contributions	141	134
Notes receivable from participants	922	912

Total receivables	1,183	1,158

Total assets	43,431	38,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(54)	(58)

Net assets available for benefits	$43,377	$38,724

See accompanying notes to financial statements.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands)

Additions:
Contributions:
Employer	$1,830
Participant	2,175
Rollover	104

Total contributions	4,109
Interest income on notes receivables from participants	38
Plan interest in the Master Trust net investment gain	3,834

Total additions	7,981
Deductions:
Benefit payments	(3,482)
Administrative expenses	(35)

Total deductions	(3,517)

Net increase prior to net transfers in from other plans	4,464
Net transfers in from other plans (Note 1)	189

Net increase	4,653
Net assets available for benefits, beginning of year	38,724

Net assets available for benefits, end of year	$43,377

See accompanying notes to financial statements.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The Aviation Communication & Surveillance Systems 401(k) Plan (the “Plan”) was established effective June 1, 2001. Aviation Communication & Surveillance Systems, LLC (the “Company”) maintains the Plan for its eligible employees. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L-3 Communications Corporation. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.

Transfers to/from Other Plans

In October 2014, plan assets of $188,631 were transferred into the Plan from the L-3 Communications Master Savings Plan, as a result of two employees transferring service to the Company in 2014.

Contributions

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Participants may contribute from 1% to 25% of total compensation, as defined in the plan document. The Company has authority to limit certain highly compensated employees to contributions from 1% to 8% of total compensation, if needed to help the Plan pass discrimination testing. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2014 to $17,500 for participants under 50 years of age and $23,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.

Each newly hired employee of the Company will be deemed to have elected to contribute 3% per pay period to the Plan. The contribution will commence on or after the 60th day following the employee’s date of hire. An employee may elect to opt out of the automatic enrollment before the 60th day after the employee’s date of hire or change the contribution amount.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.

The Company matches 50% (75% for employees hired on or after July 1, 2007) of participants’ contributions up to a maximum participant elected contribution percentage of 8% of total compensation, which increases to 100% of participants’ contributions, up to 8% of total compensation after five years of service. All Company matching contributions are made in the L-3 Stock Fund with L-3 Holdings common stock. A participant has the right to transfer his or her employer matching contribution into one or more of the available investment funds immediately after deposit to their account.

Vesting

Company contributions for Plan participants hired on or after July 1, 2007 are 100% vested in Company contributions immediately. Company contributions for Plan participants hired before July 1, 2007 are also 100% vested based on five years vesting. Participants will also become fully vested in Company contributions and net earnings thereon upon 1) disability, 2) death or 3) the participants’ 65th birthday if the participant is actively employed by the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Master Trust Investments

Generally, employer contributions are initially invested in the L-3 Stock Fund, as described below under Note 2. A participant may make an investment election to transfer employer contributions to other investment options.

2. Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with the L-3 Communications Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. Refer to Note 3 for a list of funds and the Plan’s investment in each fund as of December 31, 2014 and 2013. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Refer to Note 4 for additional information and disclosure provided for the fair value of the Plan’s investments.

Effective May 10, 2013, at the close of market, the L-3 Stock Fund converted back to a unitized fund. Prior to June 20, 2012, the L-3 Stock Fund was also a unitized stock fund. As a unitized fund, the L-3 Stock Fund’s value is determined by its underlying assets consisting of shares of L-3 Communications Holdings, Inc. (“L-3 Holdings”) common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the L-3 Stock Fund’s daily cash requirements. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Between June 20, 2012 and May 10, 2013, the L-3 Stock Fund traded as a real-time traded stock fund whose value was determined daily by its underlying assets consisting of shares of L-3 Holdings common stock.

Between July 18, 2012, when the Engility Stock Fund was established, and December 3, 2013, the Engility Stock Fund traded as a real-time traded stock fund whose value was determined by its underlying assets consisting of shares of Engility Holdings common stock. After December 3, 2013, the Engility Stock Fund was closed to trading. Effective December 9, 2013, at the close of market, the Plan’s interest in the Engility Stock Fund was completely liquidated and removed as an investment option.

Shares of common stock held in the L-3 Stock Fund at December 31, 2014 and 2013 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP”), a common/collective trust fund investment, is stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts (see Basis of Accounting below). The beneficial interest in the net assets of the MIP is represented by units. The fair values of investments in the MIP are determined using Net Asset Value (NAV) provided by the administrator of the fund, which is determined daily. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit. Refer to Note 5 for the valuation techniques used by FMTC to measure fair value of the MIP’s investment in fully benefit-responsive investment contracts.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

The Plan’s investments are stated at fair value. Refer to Note 3 for additional information and disclosures provided for the fair value of the Plan’s investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through the MIP Fund. The Statements of Net Assets Available for Benefits include the MIP Fund at fair value. The portion of the MIP Fund’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions and Investment Income/Loss

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Forfeited Contributions

Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay plan expenses. Forfeited contributions utilized during 2014 were $24,302. Forfeited contributions available for future use were $57,873 and $9,355 at December 31, 2014 and 2013, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all administrative expenses including trustee, record keeping, consulting from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-7, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment and removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-7 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years with early adoption permitted. The Plan has elected not to early adopt the update. The adoption of this standard will not materially impact the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

3. Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2014 and 2013 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013. The Plan’s percentage interest in the Master Trust was less than one percent at December 31, 2014 and 2013.

	Master Trust		Plan’s Portion
Fund	2014	2013	2014	2013
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Prices
American Funds Growth Fund of America – Class R6*	$231,856	$211,127	$1,611	$1,273
BlackRock High Yield Bond Portfolio – BlackRock Shares *	104,585	95,401	1,122	941
Calamos Growth Fund – Institutional Class*	134,484	137,829	1,370	1,267
Davis New York Venture Fund, Inc. – Class Y*	117,028	118,337	496	517
Dodge & Cox Income Fund*	145,508	130,615	1,773	1,958
Dodge & Cox Stock Fund*	298,256	268,079	2,777	2,125
Fidelity Balanced Fund – Class K*	62,849	52,709	311	210
Fidelity Diversified International Fund – Class K*	177,032	195,686	1,550	1,462
Fidelity Freedom K Income Fund*	9,996	—	58	—
Fidelity Freedom K 2000 Fund*	—	10,234	—	53
Fidelity Freedom K 2005 Fund*	2,638	2,043	14	13
Fidelity Freedom K 2010 Fund*	65,079	67,843	288	299
Fidelity Freedom K 2015 Fund*	49,704	40,902	469	427
Fidelity Freedom K 2020 Fund*	204,930	185,499	1,962	1,810
Fidelity Freedom K 2025 Fund*	103,749	70,704	1,028	622
Fidelity Freedom K 2030 Fund*	172,629	146,064	1,567	1,312
Fidelity Freedom K 2035 Fund*	53,657	39,520	410	356
Fidelity Freedom K 2040 Fund*	58,199	46,783	383	343
Fidelity Freedom K 2045 Fund*	41,092	31,781	104	48
Fidelity Freedom K 2050 Fund*	51,847	41,319	308	204
Fidelity Freedom K 2055 Fund*	181	—	1	—
Fidelity Freedom K 2060 Fund*	4	—	—	—
Fidelity Ginnie Mae Fund*	86,261	80,748	671	610
Fidelity Magellan Fund – Class K*	128,588	129,311	747	763
Spartan 500 Index Fund - Institutional Class *	272,348	222,155	3,932	2,466
T. Rowe Price Small – Cap Stock Fund*	274,110	291,226	1,828	2,524
Vanguard Inflation – Protected Admiral Fund – Investor Shares *	31,905	31,736	739	741
Spartan Global US Index*	12,373	9,259	431	150
Spartan Mid Cap Index*	70,499	47,087	742	449
Spartan Small Cap Index*	22,959	20,837	364	265

	$2,984,346	$2,724,834	$27,056	$23,208

Investments at Fair Value
L-3 Stock Fund	1,059,486	909,677	11,416	10,273
Engility Stock Fund	—	36,116	—	—
Fidelity Managed Income Portfolio II – Class 3**	554,769	564,646	3,776	4,143

	1,614,255	1,510,439	15,192	14,416

	$4,598,601	$4,235,273	$42,248	$37,624

*	Mutual Fund
**	Common/Collective Trust Fund

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

The investment gain of the Master Trust and the Plan’s portion of the investment gain for the year ended December 31, 2014 are presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Gain:
Net appreciation in investments	$140,488	$1,706
Interest and dividend income	246,546	2,128

Net investment gain	$387,034	$3,834

Net appreciation in the fair value of investments in the Master Trust includes approximately $161,402,883 of net appreciation related to the L-3 Stock Fund and Engility Stock Fund and $20,914,640 of net depreciation related to mutual funds.

Net appreciation in the fair value of the Plan’s investment, consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

4. Fair Value Measurements

The Plan applies the accounting standards for fair value measurements to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the L-3 Stock Fund, a unitized fund, and the MIP Fund at December 31, 2014 and 2013. Refer to Note 5 for the valuation techniques used by FMTC to measure the fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013.

	Fair Value Measurements Using Input Type
	2014				2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$27,056	$—	$—	$27,056	$23,208	$—	$—	$23,208
L-3 Stock Fund(1)	—	11,416	—	11,416	—	10,273	—	10,273
Common/collective trust fund	—	3,776	—	3,776	—	4,143	—	4,143

Total investments measured at fair value	$27,056	$15,192	$—	$42,248	$23,208	$14,416	$—	$37,624

(1)	The L-3 Stock Fund is a unitized stock fund, whose value is determined by its underlying assets consisting of shares of L-3 Holdings common stock and cash held in the Fidelity Institutional Money Market Fund, to meet daily cash requirements, and is categorized as Level 2.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

5. Benefit-Responsive Investment Contracts

The Plan, through its Master Trust, holds investments in the MIP. All investment contracts held by the MIP are held directly between the MIP and the issuer of the contract and are nontransferable. The MIP is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

Wrap Contracts. Investments in wrap contracts are measured at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the portfolio and the issuer and may not be transferred without the consent of the issuer, 2) the issuer of the wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the portfolio to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the portfolio to transact at contract value with both the issuer and unitholders, and 5) the portfolio allows unitholders reasonable access to their funds. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the trustee.

FMTC purchases wrap contracts for the MIP with the aim of maintaining the contract value of the MIP’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP. The MIP may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.

Wrap contracts limit the ability of the MIP to transact at contract value upon the occurrence of certain events not probable of occurring. These events include, but are not limited to, tax disqualification, certain MIP amendments if the issuers’ consent is not

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

obtained, complete or partial termination of the MIP, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract at any time and settle at an amount which differs from contract value. In the event that the market value of the portfolio’s covered assets is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the portfolio’s covered assets is equal to its contract value, normally over the duration of the portfolio measured at notification date. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

The average yield earned by the MIP Fund for all fully benefit-responsive investment contracts for the years ended December 31, 2014 and 2013 was 1.70% and 1.59%, respectively, based on actual earnings (calculated by dividing annualized earnings by the fair value of all fully benefit-responsive investment contracts), and 1.38% and 1.14%, respectively, based on interest rate credited to participants (calculated by dividing annualized earnings credited to participants by the fair value of all fully benefit-responsive investment contracts).

6. Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1⁄2.

Generally, a penalty will be imposed on participant withdrawals made before the participant reaches age 59 1⁄2. Participant withdrawals may be made prior to reaching age 59 1⁄2 without incurring a penalty in the event of financial hardship as determined pursuant to provisions of the Plan and the IRC. In the event of retirement or termination of employment prior to age 59 1⁄2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

7. Loans

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest.

8. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 4, 2011, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2011.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (continued)

9. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $36,482 for the year ended December 31, 2014.

The Plan’s proportionate interest in the L-3 Stock Fund includes 88,627 shares of L-3 Holdings’ common stock valued at $11,185,574 at December 31, 2014 and 94,365 shares of L-3 Holdings’ common stock valued at $10,083,802 at December 31, 2013. The Plan received aggregate dividends on the L-3 Stock Fund in the amount of $222,146 for the year ended December 31, 2014.

10. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100% vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

11. Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefits per the financial statements and net investment gain per the financial statements to the Form 5500:

	December 31,
	2014	2013
	(in thousands)
Net assets available for benefits per the financial statements	$43,377	$38,724
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	54	58

Net assets available for benefits per the Form 5500	$43,431	$38,782

December 31, 2014
(in thousands)
Total net investment gain per the financial statements	$3,834
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4)

Total net investment gain per the Form 5500	$3,830

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(in thousands)

Description of Investment	Cost	Current Value
Participant loans*	—	$920

Total	—	$920

*	Consists of participant loans with interest rates ranging from 4.25% to 8.50%, maturing through May 2044.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aviation Communication & Surveillance Systems 401(k) Plan

Date: June 25, 2015	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory,
L-3 Benefit Plan Committee